UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Exact name of registrant as specified in its charter)

40 King Street West, Toronto, Ontario M5H 3Y4 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Share Purchase Right	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

TANZANIAN ROYALTY EXPLORATION CORPORATION

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.

Description of Registrant’s Securities to be Registered.

At the annual general and special meeting held on March 1, 2012, the shareholders of Tanznian Royalty Exploration Corporation, a corporation formed under the under the Business Corporations Act (Alberta), (the “Company”) approved the Shareholder Rights Plan (the “Rights Plan”). On November 23, 2011, the Board of Directors of Company declared a dividend distribution of one right (each, a “Right”) for each outstanding common share, of the Company (the “Common Shares”).  The dividend was payable to holders of record as of the close of business on December 12, 2011 (the “Record Time”).

The following is a summary description of the Rights.  This summary is intended to provide a general description only and is subject to the detailed terms and conditions of the Shareholder Rights Plan Agreement between Company and Computershare Trust Company of Canada dated November 25, 2011, a copy of which is attached to as Exhibit 2.4 to the Company’s Form 20-F filed on November 27, 2012 and is incorporated herein by reference (the “Rights Agreement”).

Termination.  The Rights will expire on the earliest of (a) the time at which the Rights are redeemed, (b) the date of the designated annual meeting if the Rights Agreement is not reconfirmed at such meeting, or (c) if the Rights Agreement is reconfirmed at the third and sixth annual meetings, upon conclusion of the Company’s 2020 annual shareholder meeting.

Issue of Rights.  Effective at the close of business on December 12, 2011, one right (a “TNX Right”) has been issued and attached to each Common Share issued and outstanding at the close of business on December 12, 2011 (the “Record Time”) and one TNX Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Expiration Time (as defined in the Rights Plan) and date of termination of the Rights Plan.

TNX Rights Exercise Privilege.  The TNX Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).  Prior to a flip-in event (as described below), each TNX Right entitles the registered holder thereof to purchase from the Company one Common Share at the exercise price equal to five times the market price of a Common Share, subject to adjustments and anti-dilution provisions.  The beneficial acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any TNX Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Ten trading days after the occurrence of the Flip-in Event, each TNX Right (other than those held by the Acquiring Person), will permit registered holders to purchase, upon payment of the Exercise Price, a number of Common Shares having an aggregate market value equal to twice the Exercise Price.  The issue of the TNX Rights is not initially dilutive.  Upon a Flip-in Event occurring and the TNX Rights separating from the Common Shares, holders of TNX Rights not exercising their TNX Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability.  Prior to the Separation Time, the TNX Rights are evidenced by a legend imprinted on certificates for the Common Shares issued from and after the Effective Date and are not to be transferable separately from the Common Shares.  From and after the Separation Time, the TNX Rights will be evidenced by TNX Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements.  The requirements for a Permitted Bid include the following:

•

the take-over bid must be made by way of a take-over bid circular;

•

the take-over bid must be made to all shareholders;

•

the take-over bid must be outstanding for a minimum period of 60 days, and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period, and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (collectively, the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn;

•

if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement;

•

the Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver.  The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of Common Shares.  Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.  The Board of Directors may also waive the application of the Rights Plan if the Acquiring Person reduces its Beneficial Ownership to less than 20% of all outstanding Common Shares.

Redemption.  The Board of Directors, with the approval of a majority of the votes of the holders of Common Shares (or the holders of TNX Rights if the Separation Time has occurred) recorded (including any votes cast by proxy) at a meeting duly called for that purpose, may redeem the TNX Rights at $0.00001 per TNX Right.  TNX Rights shall also be redeemed by the

Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment.  The Board of Directors may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of TNX Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose.  The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of TNX Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Exemptions for Institutional Investors.  Generally, investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators or trustees of registered pension plans or funds (as well as the pension plans or funds) acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.  The Rights Plan also includes in this exemption the managers or trustees of certain mutual funds as well as the mutual fund itself.

Item 2.

Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.

Description

1

Shareholder Rights Plan Agreement Between Tanzanian Royalty Exploration Corporation and Computershare Trust Company of Canda dated November 25, 2011, (incorporated herein by reference to Exhibit 2.4 to the Company’s Form 20-F filed on November 27, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TANZANIAN ROYALTY EXPLORATION CORPORATION

By:

  /s/ James E. Sinclair

James E. Sinclair, Chief Executive Officer

(Principal Executive Officer)

Date:  January 9, 2015